November 19, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 5, 2007
File No. 333-144938

Form 10-Q/A for the quarter ended June 30, 2007
Filed November 2, 2007
File No. 1-33016
Dear Ms. Parker:
     Thank you for the comments included in your letter dated November 14, 2007. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.
Form S-1
1.	Please disclose that, in addition to the shares being sold pursuant to this prospectus, you have recently filed a registration statement relating to 9,299,316 common units of limited partner interests for sale by selling unitholders.

Response

We note your comment and have added on page 7 a reference to the additional registration statement relating to the 9,299,316 common units of limited partner interests for sale by selling unitholders. Below is the text from Amendment No. 3 to Form S-1 with our current revisions based on this comment.

“Common Unit Purchase Agreement. On July 11, 2007, the Partnership entered into a common unit purchase agreement to sell in a private placement 9,230,770 common units to third-party investors for total cash proceeds of approximately $204.0 million upon

Anne Nguyen Parker
United States Securities and Exchange Commission
November 19, 2007

closing of both the EAC Acquisition and the Redman Acquisition. The private placement closed simultaneously with the EAC and Redman acquisitions on July 31, 2007. ~~The Partnership~~ We also agreed to file a registration statement with the Securities and Exchange Commission registering for resale the newly-issued common units within 90 days after the closing. We have filed a registration statement (No. 333-147244) to register for resale a total of 9,299,316 common units, which total includes the common units sold to third-party investors on July 31, 2007.”
Incorporation by Reference, page 139
2.	We note you incorporate into the S-1 only your amendment to your Form 10-Q for the quarter ended June 30, 2007. Revise your reference to incorporate your Form 10-Q filed for the quarter ended June 30, 2007 on August 14, 2007, as amended on November 2, 2007. In addition please continue to monitor the need to incorporate by reference the Form 8-K filed November 11, 2007 and other Exchange Act filings.

Response

We note your comment and have updated the reference on page 140 to refer to both the Form 10-Q filed for the quarter ended June 30, 2007 and the Form 10-Q/A for that same quarter. Additionally, we have added a reference to the Form 10-Q for the quarter ended September 30, 2007 filed with the SEC on November 16, 2007, and have updated the S-1, particularly the “Selected Historical Financial Data” tables starting on page 50, to reflect the third quarter financial information.

With respect to the Form 8-K filed on November 11, 2007, referenced above, we do not appear to have a Form 8-K filed on that date. We have included a reference to the Form 8-K filed on November 9, 2007. The Form 8-K dated November 13, 2007 and the Form 8-K dated November 14, 2007 are considered “furnished” and not “filed” and are therefore not referenced in our “Incorporation by Reference” section.

Please note that although a Schedule 13-D/A was filed on November 16, 2007, we have held the ownership information in the document as of October 15, 2007. There have not been any material changes in the ownership information from October 15, 2007, but there have been insignificant changes that would result in changes to all of the ownership percentages throughout the document. The Company believes October 15, 2007 is an appropriate date to represent the ownership percentages.

Anne Nguyen Parker
United States Securities and Exchange Commission
November 19, 2007

Exhibit Index
3.	We note on the Exhibit Index that you indicate that the Commission granted your request for confidential treatment for portions of exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10. However, our records show that we approved confidential treatment for portions of only three exhibits. Please call us to discuss.

Response

We note your comment and have removed the confidential treatment reference for exhibits 10.6, 10.7, and 10.10. These references were erroneously included with respect to these exhibits.
Form 10-Q/A for quarter ended June 30, 2007
4.	We note that your officers conclude that your disclosure controls and procedures were effective at the end of the reporting period. Please revise your Form 10-Q to include an explanation of how your officers were able to reach this conclusion in light of the fact that you needed to restate your unaudited condensed consolidated financial statements for the period. Please be sure to include similar explanatory disclosure in your 10-Q for the quarter September 30, 2007, since we note your statement in the 10-Q/A filed November 2, 2007 that your executive officers “evaluated our disclosure controls and our internal controls over financial reporting as of September 30, 2007 and has found our disclosure controls and our internal controls over financial reporting to have been and continue to be effective.”

Response

We note your comment and have included disclosure under Part I, Item 4 on Form 10-Q for the quarter ended September 30, 2007 explaining management’s conclusions. As discussed in a phone conversation with the SEC on November 15, 2007, we believe the disclosure in our 10-Q for the quarter ended September 30, 2007, adequately discloses our explanation of management’s conclusion and does not necessitate the filing of a further amendment to Form 10-Q for the quarter ended June 30, 2007.

The specific language under Part I, Item 4 on Form 10-Q for the quarter ended September 30, 2007, is as follows:

“Restatement of Second Quarter Financial Statements

“As disclosed previously on our current report on Form 8-K filed with the Commission on October 26, 2007, we were required to restate our financial statements for the quarter ended June 30, 2007, to correct accounting errors for revenue treatment relating to certain contracts and intra-segment transactions discovered in our second

Anne Nguyen Parker
United States Securities and Exchange Commission
November 19, 2007

quarter 2007 financial statement information relating to certain of our subsidiaries acquired from Laser Midstream Energy, L.P. (“Laser”) during the second quarter of 2007. Our management determined that the accounting errors resulted in an overstatement of our gross revenues and cost of goods sold for the second quarter of 2007 by approximately $25.6 million, but because costs were overstated by the same amount as revenue, there was no resulting impact on second quarter 2007 margins, net income/loss, cash flows, members’ equity, Adjusted EBITDA, Segment Profit, or balance sheet. In connection with this restatement and in connection with the preparation and filing of a quarterly report on Form 10-Q/A, filed with the Commission on November 2, 2007 to effect this restatement, our management conducted a review of our internal controls as of June 30, 2007 and as of September 30, 2007. In both cases, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our internal controls were effective as of those dates.
     “In coming to the conclusion that our internal controls were effective despite the required restatement, our Chief Executive Officer and Chief Financial Officer concluded that the revenue treatment errors resulting in the restatement of our financial statements for the quarter ended June 30, 2007, were isolated incidents relating solely to the acquired Laser subsidiaries and did not result from poor design or a general breakdown of the overall internal controls of Eagle Rock. In reaching this conclusion, management determined that the accounting errors had no adverse effect on our previously reported operating income, net loss, members’ equity, or cash flows for the affected period, which remained accurate as initially reported. We have instructed our accounting personnel at the acquired Laser subsidiaries on the appropriate review process and accounting treatment for these contracts and similar intra-segment transactions.”
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     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate company personnel to contact the staff directly, we would be happy to do so, I can be reached at (713) 951-5864.

Very truly yours,
/s/ Thomas R. Lamme
Thomas R. Lamme